EXHIBIT 8.1

LIST OF SUBSIDIARIES

SUBSIDIARY NAME	JURISDICTION OF INCORPORATION
Blyvooruitzicht Gold Mining Company Limited	South Africa
West Witwatersrand Gold Holdings Limited	South Africa
Crown Consolidated Gold Recoveries Limited	South Africa
Stand 752 Parktown Extension (Pty) Limited	South Africa
DRD International Aps (Pty) Limited	Denmark
DRD Australasia Services Company (Pty) Limited	Australia
DRD Australia APS	Denmark
DRD (Isle of Man) Limited	Isle of Man
DRD (Porgera) Limited	Papua New Guinea
Tolukuma Gold Mines Limited	Papua New Guinea
Fortis (Pty) Limited	Papua New Guinea
Net-Gold Services Limited	Bermuda